# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Latigo Biotherapeutics, Inc., CIK 0002056611
CUSIP: 517954103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1300 Rancho Conejo Boulevard, Suite 305, Thousand Oaks, California (CA), 91320
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001858703

## Reporting persons
- Blue Owl Capital Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,596,780; shared voting power 0; sole dispositive power 3,596,780; shared dispositive power 0; aggregate amount beneficially owned 3,596,780 (5.43% of the class)
  Comment: The reported percentage is calculated based on 66,299,347 shares of Common Stock outstanding as of November 2, 2026, as reported on the Issuer's 10-Q filed with the SEC on November 5, 2026.

## Item 1. Issuer
Name of issuer: Latigo Biotherapeutics, Inc.
Address of issuer's principal executive offices: 1300 Rancho Conejo Boulevard, Suite 305, Thousand Oaks, CA 91320

## Item 2. Person Filing
Name of person filing: This Statement is filed by Blue Owl Capital Holdings LP, referred to herein as the "Reporting Person."
Address of principal business office or, if none, residence: 399 Park Avenue, New York, New York 10022
Citizenship: See response to row 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See response to row 9 on the cover page.

Pursuant to Rule 13d-4 of the Act, the Reporting Person declares that filing this Statement shall not be deemed an admission that the Reporting Person is a beneficial owner of the reported securities, for purposes of Section 13(d) and/or Section 13(g) or for any other purpose.
Percent of class: See response to row 11 on the cover page.
Sole power to vote or to direct the vote: See response to row 5 on the cover page.
Shared power to vote or to direct the vote: See response to row 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to row 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to row 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Blue Owl Capital Holdings LP: /s/ Karen Hager, Karen Hager / Chief Compliance Officer (11/13/2026)